EXHIBIT 99.1

VIZSLA SILVER ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING & AUDITOR CHANGE

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Oct. 3, 2025 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce the results of the Company's annual general and special meeting of shareholders (the "Meeting") held in Vancouver, British Columbia on October 2, 2025.

Shareholders were asked to vote on the following:

•	Fix the number of directors at seven persons;
•	Elect Craig Parry, Michael Konnert, Simon Cmrlec, Harry Pokrandt, David Cobbold, Eduardo Luna and Suki Gill as directors for the ensuing year;
•	Re-appoint MNP LLP as the Company's auditor for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor;
•	Approve the Company's omnibus equity incentive compensation plan; and
•	Alteration of the Company's Articles.

Shareholders approved all motions put forth at the Meeting and a total of 181,024,637 shares were voted, representing 52.63% of the Company's issued and outstanding shares as at the record date for the Meeting.  A detailed report of the results is available on the Company's profile on SEDAR+ and EDGAR.  Please refer to Table 1 below for the detailed results of the votes for each Director.

Table 1:  Detailed Voting Results for Re-Election of the Board of Directors

Nominee	Votes For	Percentage For
Craig Parry	142,232,974	90.16%
Michael Konnert	157,248,738	99.68%
Simon Cmrlec	149,820,332	94.97%
Harry Pokrandt	154,002,022	97.62%
David Cobbold	146,439,556	92.83%
Eduardo Luna	157,485,475	99.83%
Sukhjit (Suki) Gill	156,375,983	99.13%

Auditor Change

The Company announces that it has changed its auditor from MNP LLP ("Former Auditor") to Deloitte LLP ("Successor Auditor" or "Deloitte LLP") effective October 3, 2025.  The appointment of Deloitte LLP was necessary to support the growth and regulatory requirements of the Company.

The Former Auditor's reports on the Company's financial statements for the two most recent fiscal years ended April 30, 2025 and April 30, 2024 did not contain any modifications or reservations and there were no reportable events as defined in National Instrument 51-102 in connection with their audits through to the date of change.

In accordance with NI 51-102, the Company has filed a Notice of Change of Auditor along with the required letters from both the Former Auditor and Successor Auditor on SEDAR+ and EDGAR.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. The Company recently completed a Preliminary Economic Study for Panuco in July 2024 which highlights 15.2 Moz AgEq of annual production over an initial 10.6-year mine life, an after-tax NPV5% of US$1.1B, 86% IRR and a 9-month payback at US$26/oz Ag and US$1,975/oz Au. Vizsla Silver aims to position itself as a leading silver company by implementing a dual track development approach at Panuco, advancing mine development, while continuing district scale exploration through low-cost means.

Technical Disclosure

In accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), Jesus Velador, Ph.D. MMSA QP, Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

No production decision has been made for Panuco at this time. Any decision to proceed to construction or commercial production will only be made following completion of a feasibility study that demonstrates economic and technical viability in accordance with NI 43-101.

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release constitute forward-looking statements or forward-looking information under applicable securities laws (collectively, "forward-looking statements"). Such statements relate to future events or the Company's future plans, performance, business prospects, or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements include, but are not limited to: anticipated advancement of the Panuco Project through feasibility and potential development; results and timing of exploration, drilling and metallurgical testing; projected production levels, recovery rates and mine life; expected project economics and capital and operating cost estimates; ability to obtain permits, licenses and approvals; availability of financing and completion of potential funding arrangements; the impact of future economic conditions and commodity price assumptions; management and employee performance and alignment through incentive grants; and the Company's strategy to position itself as a leading silver company through a dual-track approach that advances mine development while continuing district-scale exploration at Panuco.

All forward-looking statements contained in this news release represent the Company's views as of the date hereof. Forward-looking statements are included to assist investors in understanding the Company's business, operations, plans and objectives. By their very nature, forward-looking statements require the Company to make assumptions. There are many factors, circumstances, and risks (known and unknown) that could cause actual results to differ materially from those implied or expressed by these forward-looking statements, including: changes in project parameters as plans continue to be refined; risks inherent in mineral exploration and development; availability and cost of financing, labour and contractors; fluctuations in commodity prices, foreign exchange rates, and costs of inputs; variations in grade, recovery rates or production performance; delays or failures to obtain required permits and approvals; political, regulatory or social risks in Mexico; relations with local communities and governments; unanticipated environmental impacts or liabilities; infrastructure availability; global market volatility and broader macroeconomic conditions; and climate-related risks, including extreme weather events. Additional risk factors are set out in the Company's most recent Annual Information Form, Form 40-F and Management's Discussion and Analysis.

The Company believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this news release. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Contact Information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 03-OCT-25